AB7/13

06008389

SECURITIES
RECEIVED
MAY 12 2006
SEC MAIL PROCESSING SECTION
WASH. D.C. 190

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
~~8-061094~~

8-49994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Finacorp Securities\ DBA California Fina Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2302 Martin Street, Suite 225
(No and Street)

Irvine (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ed Prado (949) 852-6561
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2006
THOMSON FINANCIAL
B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

YA 7/13/06

OATH OR AFFIRMATION

I, Ed Prado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Finacorp Securities, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of C A
County of Orange
Subscribed and sworn (or ~~affirmed~~) to before me this 7th day of March, 2006

Notary Public

Signature

President/CEO
Title

YOON SOOK KIM
Commission # 1412363
Notary Public - California
Orange County
My Comm. Expires Apr 20, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
California Fina Group, Inc.

We have audited the accompanying statements of financial condition of California Fina Group, Inc. as of December 31, 2005 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of California Fina Group, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountant

Northridge, California
March 16, 2006

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

California Fina Group, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Commissions receivable	$ 6,393
Deposit with clearing organization	100,796
Furniture & equipment, net	126,965
Capitalized software costs, net	394,663
Deposit	5,248
Total assets	$ 634,065

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable & accrued expenses	$ 49,407
Commissions payable	13,763
Bank overdraft	168
Payroll taxes payable	119,145
Income taxes payable	3,099
Loan payable	7,479
Total liabilities	193,061
Commitments and contingencies	–
Stockholders' equity	
Common stock, 40,000,000 shares authorized, no par value, 39,142,356 shares issued and outstanding	53,896
Additional paid-in capital	1,508,667
Accumulated deficit	(1,121,559)
Total stockholders' equity	441,004
Total liabilities and stockholders' equity	$ 634,065

The accompanying notes are an integral part of these financial statements.

California Fina Group, Inc.
Statement of Operations
For the year ended December 31, 2005

Revenue	
Commissions	$ 648,332
Total revenue	648,332
Expenses	
Employee compensation and benefits	317,755
Commissions and floor brokerage	272,725
Communications	40,089
Occupancy and equipment rental	101,597
Interest	23,288
Taxes, other then income taxes	15,252
Other operating expenses	335,145
Total expenses	1,105,851
Net income (loss) before income tax provision	(457,519)
Income tax provision	800
Net income (loss)	$ (458,319)

The accompanying notes are an integral part of these financial statements.

California Fina Group, Inc.
Statement of Changes of Stockholders' Equity
For the year ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2005	$ 53,897	$ 1,290,653	$ (663,240)	$ 681,310
Additional investment	–	218,014	–	218,014
Rounding	(1)	–	–	(1)
Net income (loss)	–	–	(458,319)	(458,319)
Balance, December 31, 2005	$ 53,896	$ 1,508,667	$(1,121,559)	$ 441,004

The accompanying notes are an integral part of these financial statements.

California Fina Group, Inc.
Statement of Cash Flows
For the year ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ (458,319)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 37,140	
Amortization	78,933	
Rounding	(1)	
(Increase) decease in:		
Accounts receivable	46	
Deposit with clearing organization	4,132	
Prepaid expenses	9,121	
(Decrease) increase in:		
Accounts payable & accrued expenses	2,509	
Payroll expenses payable	111,501	
Income taxes payable	(205)	
Total adjustments		243,176
Net cash provided by (used in) operating activities		(215,143)
Cash flows from investing activities:		
Capitalized research & development	(18,615)	
Net cash provided by (used in) investing activities		(18,615)
Cash flows from financing activities:		
Proceeds from bank overdraft	168	
Increase in loan and debt payable	9,518	
Repayment of loan from related party	(5,863)	
Proceeds from additional investment	218,014	
Net cash provided by (used in) financing activities		221,837
Net increase (decrease) in cash and cash equivalents		(11,921)
Cash and cash equivalents at beginning of year		11,921
Cash and cash equivalents at end of year		$ –

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$ 3,640
Income taxes	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

California Fina Group, Inc. (the "Company") was incorporated in California on July 13, 1994, under the name Finamar Securities Corporation. The Company changed its name to California Fina Group, Inc. on May 19, 1997. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934, under the doing business as ("d.b.a.") name Finacorp Securities. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a full service broker/dealer focusing primarily on institutional trading of fixed income securities and as an introducing broker/dealer on a riskless basis. Under another d.b.a. Tradebonds.com, the Company operates an internet based service that facilitates the trading sourcing and managing of bonds for the Company and its clients.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and equipment are stated at cost net of accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight-line method.

In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," certain computer software development costs were capitalized in the statement of financial condition.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $100,000 with its clearing firm as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at December 31, 2005 includes interest earned for a deposit total of $100,796.

Note 3: FURNITURE AND EQUIPMENT, NET

The furniture and equipment are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Furniture & fixtures	$ 36,219	7
Machinery & equipment	233,755	5
Subtotal	269,974	
Less: accumulated depreciation	(143,009)	
Furniture and equipment, net	$ 126,965	

Depreciation expense for the year ended December 31, 2005 was $37,140.

Note 4: CAPITALIZED SOFTWARE COSTS, NET

Capitalized software costs consists of costs associated with the development of the Company's proprietary software suite. The software suite reached technical feasibility in 1998, at which time the Company began capitalizing costs associated with its development. Costs that greatly altered the functionality or expected life of the software suite have also been capitalized. In 2005, the Company completed some code enhancements that substantially completed the package. The Company has begun to amortize the capitalized costs over the expected life of the current version of the software suite, which is three (3) years.

The software suite consists of three (3) platforms that serve different purposes, but allow for efficacy in accessing and sharing of information. These platforms are Tradebonds.com, Brokerview, and Intelliview. Tradebonds.com, is an internet based trading platform that allows clients of the company to research and purchase bonds. The Brokerview platform is an integrated trading platform for the Company's brokers. Intelliview is a database platform that assists the Company's brokers with matching buyers to sellers.

The Company has explored options of licensing this software suite, leasing or selling it outright.

For the year ended December 31, 2005, the Company capitalized $18,615 for code enhancements and recorded $78,933 for amortization associated with this asset.

Note 5: LOAN PAYABLE

The loan payable represents a converted line of credit due to the Company's bank under an installment payment agreement. The agreement bears interest at the prime rate plus 3.75%. At December 31, 2005, the outstanding principal balance on the loan was $7,479, the full amount of which was in default and payable currently. Interest expense associated with this loan was $3,640.

Note 6: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $800 is the California franchise tax minimum.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a thirty-six month lease for office space in August of 2005. Under the lease, the Company has an option to cancel the lease after six months with a six month notice.

Future minimum lease payments under the lease are as follows:

Year	Amount
2006	$ 54,982
2007	56,346
2008	38,170
2009 & thereafter	-
Total	$ 149,498

In September of 2005, a legal judgment was recorded against the Company in the amount of $32,402 for unpaid lease expenses to its former landlord. This amount remains unpaid at December 31, 2005, and is included in accounts payable and accrued expenses.

Rent expense for the year ended December 31, 2005 was $100,493.

Contingencies

During the course of the annual audit, it was discovered that payroll deposits had not been paid and payroll tax returns had not been filed since February of 2005. This was due to an apparent misunderstanding between the Company and its outside payroll service. The payroll tax liability on the books includes the maximum failure to file penalty of 25%, but does not include additional penalties for late payment or interest as those amounts cannot be determined until the tax returns are filed. The Company plans on seeking relief for the penalties, late fees and interest from its payroll company.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (" FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 10: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company was net capital deficient of ($85,872), which was ($98,743) deficient of its required net capital of $12,871; and the Company's ratio of aggregate indebtedness ($193,061) to net capital was -2.45 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $170,644 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 84,772
Adjustments:		
Accumulated deficit	$ (294,429)	
Non allowable assets	123,785	
Total adjustments		(170,644)
Net capital (deficiency) per audited statements		$ (85,872)

California Fina Group, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Stockholders' equity		
Common stock	$ 53,896	
Additional paid-in capital	1,508,667	
Accumulated deficit	(1,121,559)	
Total stockholders' equity		$ 441,004
Less: Non allowable assets		
Furniture & equipment, net	(126,965)	
Capitalized software costs, net	(394,663)	
Deposit	(5,248)	
Total adjustments		(526,876)
Net capital (deficiency) before haircuts		(85,872)
Less: Haircuts and undue concentration		-
Net capital (deficiency)		(85,872)
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 12,871	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		12,871
Excess (deficient) net capital		$ (98,743)
Ratio of aggregate indebtedness to net capital	-2.45: 1	

There was a $170,644 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 11.

California Fina Group, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to California Fina Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

California Fina Group, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to California Fina Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

California Fina Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

Board of Directors
California Fina Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of California Fina Group, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 16, 2006